UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

September 5, 2006
Date of Report (Date of earliest event reported)

Commission File Number: **000-27743**

Pac-West
PAC-WEST TELECOMM, INC.
(Exact name of registrant as specified in its charter)

California	**68-0383568**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1776 W. March Lane, Suite 250	**95207**
Stockton, California	(Zip Code)
(Address of principal executive offices)	

(209) 926-3300
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On September 5, 2006, the Board of Directors of Pac-West Telecomm, Inc. ("the Company") appointed Mr. Joseph J. Bonocore to its Board of Directors. On September 8, 2006, the Company issued a press release that announced the appointment of Mr. Joseph J. Bonocore to its Board of Directors. A copy of the press release is attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

    99.1   Press Release dated September 8, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

PAC-WEST TELECOMM, INC.
(Registrant)

Dated: September 8, 2006

By:_____
Michael Sarina
Chief Financial Officer

INDEX TO EXHIBITS

99.1   Press Release dated September 8, 2006